Exhibit 12.2

WGL Holdings, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended September 30,

($ in thousands)	2010	2009	2008	2007	2006

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3981	0.3883	0.3709	0.3910	0.3897
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6019	0.6117	0.6291	0.6090	0.6103
Pre-Tax Preferred Stock Dividends	$2,193	$2,158	$2,098	$2,167	$2,163

FIXED CHARGES:
Interest Expense	$39,343	$43,649	$46,707	$48,333	$47,593
Amortization of Debt Premium, Discount and Expense	434	413	450	562	578
Interest Component of Rentals	1,441	1,539	1,609	1,600	1,429

Total Fixed Charges	41,218	45,601	48,766	50,495	49,600
Pre-Tax Preferred Stock Dividends	2,193	2,158	2,098	2,167	2,163

Total Fixed Charges and Preferred Stock	$43,411	$47,759	$50,864	$52,662	$51,763

EARNINGS:
Net Income	$111,205	$121,693	$117,843	$109,220	$96,014
Add:
Income Taxes	73,556	77,274	69,491	70,137	61,313
Total Fixed Charges	41,218	45,601	48,766	50,495	49,600

Total Earnings	$225,979	$244,568	$236,100	$229,852	$206,927

Ratio of Earnings to Fixed Charges and Preferred Dividends	5.2	5.1	4.6	4.4	4.0